

December 20, 2011

<u>Via Facsimile</u>
Mr. Gray G. Benoist
Senior Vice President, Finance and Chief Financial Officer
Belden Inc.
7733 Forsyth Boulevard, Suite 800
St. Louis, MO 63105

   RE: Belden Inc.
      Form 10-K for the Year ended December 31, 2010
      Filed February 25, 2011
      Form 10-Q for the Quarter ended October 2, 2011
      Filed November 9, 2011
      File No. 1-12561

Dear Mr. Benoist:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Liquidity and Capital Resources, 23</u>

<u>General</u>

2. Since your foreign operations are significant, please address the following:
    - Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;
    - Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and
    - Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

<u>Item 8 – Financial Statements and Supplementary Data, page 31</u>

<u>Note 2 – Summary of Significant Accounting Policies, page 36</u>

3. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

<u>Note 3 – Acquisitions, page 41</u>

4. Please disclose the amounts of revenue and earnings of each of the acquired companies since the acquisition dates that are included in your statements of operations. Refer to FASB ASC 805-10-50-2(h)(1).

5. Please also revise to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3).

Note 7 – Income (Loss) Per Share, page 50

6. Please disclose how you treat restricted stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock units. See FASB ASC 260-10-45-13 and 260-10-45-17.

Note 26 – Supplemental Guarantor Information, page 71

7. Please enhance your disclosure to disclose, if true, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned." Refer to Rule 3-10(i)(8) of Regulation S-X.

Item 9A – Controls and Procedures, page 80

8. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Form 10-Q for the Quarter Ended October 2, 2011

General

9. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant Chief Accountant